Exhibit 99.1.
KB Financial Group Inc.
Non-Consolidated Statements of Financial Position
December 31, 2009 and 2008

(in millions of Korean won)	2009		2008
Assets
Cash and due from bank	~~W~~	845,366	~~W~~	1,849
Equity method investments		17,612,122		16,345,052
Loans receivable, net		169,150		199,000
Property and equipment, net		1,718		3,214
Other assets, net		35,108		18,904

Total assets	~~W~~	18,663,464	~~W~~	16,568,019

Liabilities and shareholders’ equity
Liabilities
Borrowings	~~W~~	—	~~W~~	232,000
Debentures, net of discount		798,421		498,572
Other liabilities, net		13,413		8,836

Total liabilities		811,834		739,408

Shareholders’ equity
Common stock		1,931,758		1,781,758
Capital surplus		16,428,852		15,473,511
Capital adjustment		(2,918,990)		(3,145,102)
Accumulated other comprehensive income		1,232,279		1,087,503
Retained earnings		1,177,731		630,941

Total shareholders’ equity		17,851,630		15,828,611

Total liabilities and shareholders’ equity	~~W~~	18,663,464	~~W~~	16,568,019